Exhibit 99.1

Viomi Technology Co., Ltd Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

Fourth quarter and full year net revenues increased by 82.2% and 81.5% year-over-year, respectively, both exceeding high-ends of guidance

GUANGZHOU, China, March 26, 2020 — Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operating Highlights

•	Net revenues reached RMB1,741.7 million (US$250.2 million), an increase of 82.2% from the fourth quarter of 2018.
•	Gross margin was 19.9%, compared to 27.0% for the fourth quarter of 2018.
•	Net income was RMB90.2 million (US$13.0 million), an increase of 64.4% from the fourth quarter of 2018.
•	Non-GAAP net income[1] was RMB100.7 million (US$14.5 million), an increase of 54.6% from the fourth quarter of 2018.
•

Number of household users reached more than 3.2 million, compared to approximately 2.6 million as of the end of the third quarter of 2019 and approximately 1.7 million as of the end of the fourth quarter of 2018.

•	Percentage of household users with at least two connected products reached 17.9%, compared to 17.1% as of the end of the third quarter of 2019 and 14.3% as of the end of the fourth quarter of 2018.
•

Number of Viomi offline experience stores reached approximately 1,700, compared to approximately 1,600 as of the end of the third quarter of 2019 and approximately 1,500 as of the end of the fourth quarter of 2018.

Full Year 2019 Financial and Operating Highlights

•	Net revenues reached RMB4,647.5 million (US$667.6 million), an increase of 81.5% from 2018.
•	Gross margin was 23.3%, compared to 28.0% for 2018.
•	Net income was RMB293.8 million (US$42.2 million), an increase of 349.6% from 2018.
•	Non-GAAP net income was RMB337.0 million (US$48.4 million), an increase of 85.2% from 2018.

“2019 was another extraordinary year for Viomi. Our business has gone from strength to strength, with robust growth across all our product segments, highlighted by successful innovation, exciting new product launches, increasing brand recognition, deeper channel penetration and market share gains,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “Net revenues for the fourth quarter and full year of 2019 both exceeded the high-end of our previous guidance, further demonstrating the Company’s strong execution capabilities and providing solid foundations for 2020 and beyond.”

[1]	“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Going into 2020, and in line with our 5G + IoT strategy, we will continue to strengthen our product portfolio through the launch of new and exciting product lines, along with optimizing SKUs within each of our existing product categories as well as expanding and diversifying our sales channels,” added Mr. Chen. “In addition, we recently announced in February that the Company had entered into a memorandum of understanding with the local government in Shunde, Guangdong Province, for the development of Viomi IoT Technology Park, a comprehensive high-tech industrial campus, expected to be completed in two phases over an up to ten-year period. This initiative demonstrates our commitment to strengthening our IoT supply chain resources and provides the necessary foundation to support both the research & development and production capabilities we will need, in order to thrive in the upcoming 5G and IoT era. With this new technology park, we will be ideally positioned to capture the increasing number of exciting opportunities before us going forward.”

“The COVID-19 outbreak has created unique global and industry-wide challenges, impacting supply chains, logistics, sales channels, as well as overall consumer sentiment and purchasing behavior. We, together with our suppliers and customers, have gradually resumed normal operations since mid-February and have seen noticeable improvements going into March. We are fully confident that our strong business fundamentals, robust financial resources and prudent growth strategies will enable us to power through this unprecedented period. Finally, in light of prevailing market conditions, the Company today announced that our Board of Directors had approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its Class A ordinary shares in the form of American depositary shares over the next twelve-month period. This share repurchase program reflects our confidence in our business outlook and demonstrates our commitment to maximizing long-term shareholder value,” concluded Mr. Chen.

“Product sales across our Viomi-branded and Xiaomi-branded products remained strong in the fourth quarter of 2019, highlighted by our best ever Double-eleven sales season. Fourth quarter and full year net revenues increased by 82.2% and 81.5% year-over-year, respectively, and non-GAAP net income increased by 54.6% and 85.2% year-over-year, respectively,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented. “In addition, the Company’s balance sheet and cash flows remain extremely healthy. As of December 31, 2019, we had over RMB1.3 billion in cash and cash equivalents, short-term deposits and investments. Net cash provided by operating activities was over RMB300 million in the fourth quarter of 2019,” Mr. Jiang added.

“With regard to our offline store network, the number of Viomi offline experience stores reached approximately 1,700 as of the end of 2019, compared to approximately 1,600 as of the end of the third quarter. We also continued to deepen our household user penetration, with more than 3.2 million household users as of the end of 2019, compared to approximately 2.6 million as of the end of the third quarter. Further, the percentage of our household users owning at least two or more of our IoT products increased to 17.9%, from 17.1% as of the end of the third quarter. While we do expect the global COVID-19 outbreak to have some impacts on our first quarter results, we are confident that we have the right business initiatives, financial strength and operational flexibility to achieve our long-term goals,” Mr. Jiang concluded.

Fourth Quarter 2019 Financial Results

Net revenues increased by 82.2% to RMB1,741.7 million (US$250.2 million) from RMB955.7 million for the fourth quarter of 2018, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded and Xiaomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 75.1% to RMB1,349.6 million (US$193.9 million) from RMB770.6 million for the fourth quarter of 2018.

-

Smart water purification systems. Revenues from smart water purification systems increased by 35.1% to RMB385.9 million (US$55.4 million) from RMB285.7 million for the fourth quarter of 2018. The growth was primarily driven by the introduction of a new series of smart water purifier products, together with an overall increase in sales volumes.

-

Smart kitchen products. Revenues from smart kitchen products increased by 64.5% to RMB432.8 million (US$62.2 million) from RMB263.1 million for the fourth quarter of 2018. The growth was primarily driven by significant increases in sales volumes of the Company’s Viomi-branded refrigerator products, together with the rollout of new Xiaomi-branded products such as range hoods and gas stoves.

-

Other smart products. Revenues from other smart products increased by 139.4% to RMB530.9 million (US$76.3 million) from RMB221.8 million for the fourth quarter of 2018. The rapid growth was primarily driven by the rollout of new Xiaomi-branded sweeper robot products.

Consumable products. Revenues from consumable products increased by 125.6% to RMB94.6 million (US$13.6 million) from RMB41.9 million for the fourth quarter of 2018, primarily due to increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 107.7% to RMB297.4 million (US$42.7 million) from RMB143.2 million for the fourth quarter of 2018, primarily due to new product introductions, together with increased demand for the Company’s small appliances products.

Cost of revenues increased by 100.1% to RMB1,395.1 million (US$200.4 million) from RMB697.4 million for the fourth quarter of 2018. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 34.1% to RMB346.6 million (US$49.8 million) from RMB258.4 million for the fourth quarter of 2018. Gross margin was 19.9%, compared to 27.0% for the fourth quarter of 2018. The decrease in gross margin was primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 37.7% to RMB273.6 million (US$39.3 million) from RMB198.6 million for the fourth quarter of 2018, primarily due to the rapid growth of the Company’s business.

Research and development expenses increased by 57.0% to RMB65.6 million (US$9.4 million) from RMB41.8 million for the fourth quarter of 2018, primarily due to an increase in personnel expenses and patent-related expenses.

Selling and marketing expenses increased by 36.7% to RMB185.3 million (US$26.6 million) from RMB135.5 million for the fourth quarter of 2018, primarily due to an increase in logistics expenses as a result of the Company’s business growth.

General and administrative expenses were RMB22.6 million (US$3.3 million), compared to RMB21.3 million for the fourth quarter of 2018.

Income from operations was RMB92.6 million (US$13.3 million), an increase of 53.7% from RMB60.2 million for the fourth quarter of 2018. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB103.1 million (US$14.8 million), an increase of 46.3% from RMB70.5 million for the fourth quarter of 2018.

Income before income tax expenses was RMB102.7 million (US$14.8 million), an increase of 60.7% from RMB63.9 million for the fourth quarter of 2018.

Income tax expenses were RMB12.5 million (US$1.8 million), compared to RMB9.0 million for the fourth quarter of 2018.

Net income was RMB90.2 million (US$13.0 million), an increase of 64.4% from RMB54.9 million for the fourth quarter of 2018.

Non-GAAP net income was RMB100.7 million (US$14.5 million), an increase of 54.6% from RMB65.1 million for the fourth quarter of 2018.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet and Cash Flow

As of December 31, 2019, the Company had cash and cash equivalents of RMB972.4 million (US$139.7 million), restricted cash of RMB30.6 million (US$4.4 million), short-term deposits of RMB60.0 million (US$8.6 million) and short-term investments of RMB316.2 million (US$45.4 million), compared to RMB940.3 million, RMB29.6 million, nil and RMB169.0 million, respectively, as of December 31, 2018.

For the fourth quarter of 2019, net cash provided by operating activities was RMB300.2 million.

Shares Outstanding

As of December 31, 2019, the Company had a total of 209.3 million shares, or the equivalent of 69.8 million ADSs, outstanding.

Full Year 2019 Financial Results

Net revenues increased by 81.5% to RMB4,647.5 million (US$667.6 million) from RMB2,561.2 million for 2018.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 72.4% to RMB3,587.4 million (US$515.3 million) from RMB2,081.3 million for 2018.

-	Smart water purification systems. Revenues from smart water purification systems increased by 14.5% to RMB1,065.2 million (US$153.0 million) from RMB930.2 million for 2018.

-	Smart kitchen products. Revenues from smart kitchen products increased by 77.6% to RMB1,322.8 million (US$190.0 million) from RMB745.0 million for 2018.

-	Other smart products. Revenues from other smart products increased by 195.3% to RMB1,199.4 million (US$172.3 million) from RMB406.1 million for 2018.

Consumable products. Revenues from consumable products increased by 87.3% to RMB265.8 million (US$38.2 million) from RMB141.9 million for 2018.

Value-added businesses. Revenues from value-added businesses increased by 135.0% to RMB794.3 million (US$114.1 million) from RMB338.0 million for 2018.

Cost of revenues increased by 93.4% to RMB3,565.1million (US$512.1 million) from RMB1,843.4 million for 2018.

Gross profit increased by 50.8% to RMB1,082.4 million (US$155.5 million) from RMB717.8 million for 2018. Gross margin was 23.3%, compared to 28.0% for 2018.

Total operating expenses increased by 26.3% to RMB807.2 million (US$116.0 million) from RMB639.3 million for 2018.

Research and development expenses increased by 65.0% to RMB204.9 million (US$29.4 million) from RMB124.2 million for 2018.

Selling and marketing expenses increased by 39.4% to RMB529.2 million (US$76.0 million) from RMB379.6 million for 2018.

General and administrative expenses decreased by 46.1% to RMB73.1 million (US$10.5 million) from RMB135.5 million for 2018, primarily due to a significant decrease in share-based compensation expenses. A one-off share-based compensation expense of RMB90.2 million incurred in the third quarter of 2018 was no longer incurred in 2019.

Income from operations was RMB311.1 million (US$44.7 million), an increase of 287.3% from RMB80.3 million for 2018. Non-GAAP operating income, excluding the impact of share-based compensation expenses, was RMB354.2 million (US$50.9 million), an increase of 79.9% from RMB196.9 million for 2018.

Income before income tax expenses was RMB339.0 million (US$48.7 million), an increase of 279.2% from RMB89.4 million for 2018.

Income tax expenses were RMB45.2 million (US$6.5 million), compared to RMB24.1 million for 2018.

Net income was RMB293.8 million (US$42.2 million), an increase of 349.6% from RMB65.4 million for 2018.

Non-GAAP net income was RMB337.0 million (US$48.4 million), an increase of 85.2% from RMB182.0 million for 2018.

Outlook

For the first quarter of 2020, the Company currently expects net revenues to be approximately flat as compared to the first quarter of 2019. This outlook factors the estimated impact from the COVID-19 outbreak and other recent industry developments, and is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Share Repurchase Plan

On March 26, 2020, the Company announced that the Board of Directors had approved a share repurchase program whereby the Company is authorized to repurchase up to US$10 million worth of its Class A ordinary shares in the form of American depositary shares over the next twelve-month period.

The proposed share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Company expects to fund the repurchase out of its existing cash balance.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Thursday, March 26, 2020 (8:00 p.m. Beijing Time on March 26, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	10140160

A telephone replay will be available one hour after the call until April 2, 2020 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10140160

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for December 31, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Cecilia Li

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	940,298	972,438	139,682
Restricted cash	29,550	30,567	4,391
Short-term deposits	—	60,000	8,618
Short-term investments	168,993	316,201	45,419
Accounts and notes receivable from third parties (net of allowance of nil and RMB2,006 as of December 31, 2018 and 2019, respectively)	111,718	316,189	45,418
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	260,984	707,947	101,691
Other receivables from related parties (net of allowance of nil and nil as of December 31, 2018 and 2019, respectively)	112,320	23,944	3,439
Inventories	231,975	418,015	60,044
Prepaid expenses and other current assets	46,890	62,314	8,951

Total current assets	1,902,728	2,907,615	417,653

Non-current assets
Prepaid expenses and other non-current assets	3,636	11,170	1,604
Property, plant and equipment, net	11,301	67,293	9,666
Deferred tax assets	5,234	12,276	1,763
Intangible assets, net	169	4,357	626
Right-of-use assets, net[3]	—	19,762	2,839

Total non-current assets	20,340	114,858	16,498

Total assets	1,923,068	3,022,473	434,151

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	548,481	1,043,159	149,840
Advances from customers	86,312	103,150	14,817
Amount due to related parties	5,763	25,106	3,606
Accrued expenses and other liabilities	200,930	325,042	46,689
Short-term borrowing	—	95,868	13,771
Income tax payables	10,199	33,522	4,815
Lease liabilities due within one year[3]	—	6,993	1,004

Total current liabilities	851,685	1,632,840	234,542

Non-current liabilities
Accrued expenses and other liabilities	518	1,795	258
Lease liabilities[3]	—	13,391	1,923

Total non-current liabilities	518	15,186	2,181

Total liabilities	852,203	1,648,026	236,723

3 The Company has adopted ASU No. 2016-02 ‘‘Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB9.3 million and RMB9.2 million, respectively, are recognized beginning January 1, 2019 for leased office space and an offline store with terms of more than 12 months.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.00001 par value; 4,800,000,000 shares authorized; 90,200,000 and 98,444,733 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	5	6	1
Class B ordinary shares (US$0.00001 par value; 150,000,000 shares authorized; 117,600,000 and 110,850,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	7	6	1
Additional paid-in capital	1,193,174	1,192,332	171,268
(Accumulated deficit) retained earnings	(95,527)	195,596	28,096
Accumulated other comprehensive loss	(29,786)	(19,145)	(2,750)

Total equity attributable to shareholders of the Company	1,067,873	1,368,795	196,616

Non-controlling interests	2,992	5,652	812

Total shareholders’ equity	1,070,865	1,374,447	197,428

Total liabilities and shareholders’ equity	1,923,068	3,022,473	434,151

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	416,589	891,271	128,023	1,311,852	2,112,170	303,394
Third parties	539,147	850,379	122,149	1,249,377	2,535,343	364,179

Total net revenues	955,736	1,741,650	250,172	2,561,229	4,647,513	667,573

Cost of revenues (including RMB6,706, RMB24,002, RMB14,733 and RMB48,424 with related parties for the three months ended December 31, 2018 and 2019 and for the twelve months ended December 31, 2018 and 2019, respectively)	(697,352)	(1,395,080)	(200,390)	(1,843,432)	(3,565,109)	(512,095)

Gross profit	258,384	346,570	49,782	717,797	1,082,404	155,478

Operating expenses(1)
Research and development expenses (including nil, RMB657, nil and RMB657 with a related party for the three months ended December 31, 2018 and 2019 and for the twelve months ended December 31, 2018 and 2019, respectively)	(41,812)	(65,633)	(9,428)	(124,230)	(204,942)	(29,438)
Selling and marketing expenses (including RMB13,040, RMB36,935, RMB24,598 and RMB81,851 with related parties for the three months ended December 31, 2018 and 2019 and for the twelve months ended December 31, 2018 and 2019, respectively)	(135,525)	(185,320)	(26,620)	(379,554)	(529,212)	(76,017)
General and administrative expenses	(21,283)	(22,628)	(3,250)	(135,532)	(73,061)	(10,495)

Total operating expenses	(198,620)	(273,581)	(39,298)	(639,316)	(807,215)	(115,950)

Other income, net	476	19,607	2,816	1,829	35,880	5,154

Income from operations	60,240	92,596	13,300	80,310	311,069	44,682

Interest income and short-term investment income, net (including net interest expense of nil, nil, RMB333 and nil with related parties for the three months ended December 31, 2018 and 2019 and for the twelve months ended December 31, 2018 and 2019, respectively)	3,403	9,582	1,376	8,846	26,109	3,750
Other non-operating income	255	530	76	255	1,842	265

Income before income tax expenses	63,898	102,708	14,752	89,411	339,020	48,697

Income tax expenses	(9,004)	(12,470)	(1,791)	(24,061)	(45,190)	(6,491)

Net income	54,894	90,238	12,961	65,350	293,830	42,206
Less: Net (loss) income attributable to the non-controlling interest shareholder	(7)	540	78	(8)	1,660	238

Net income attributable to the Company	54,901	89,698	12,883	65,358	292,170	41,968

Accretion of Series A Preferred Shares	—	—	—	(6,563)	—	—
Cumulative dividend on Series A Preferred Shares	—	—	—	(7,631)	—	—
Cumulative dividend on Class B Ordinary Shares	—	—	—	(620)	—	—

Net income attributable to ordinary shareholders of the Company	54,901	89,698	12,883	50,544	292,170	41,968

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company	54,901	89,698	12,883	65,358	292,170	41,968
Other comprehensive (loss) income, net of tax Foreign currency translation adjustment	(363)	(9,946)	(1,429)	(11,782)	10,641	1,528

Total comprehensive income attributable to the Company	54,538	79,752	11,454	53,576	302,811	43,496

Net income per ADS*
—Basic	0.78	1.29	0.19	2.10	4.21	0.60
—Diluted	0.75	1.24	0.18	1.92	4.06	0.58

Weighted average number of ADS used in calculating net income per ADS
—Basic	69,266,667	69,644,780	69,644,780	23,923,678	69,385,502	69,385,502
—Diluted	72,122,943	72,117,474	72,117,474	26,530,260	71,951,859	71,951,859

Net income per share attributable to ordinary shareholders of the Company
—Basic	0.26	0.43	0.06	0.70	1.40	0.20
—Diluted	0.25	0.41	0.06	0.64	1.35	0.19

Weighted average number of ordinary shares used in calculating net income per share
—Basic	207,800,000	208,934,340	208,934,340	71,771,033	208,156,507	208,156,507
—Diluted	216,368,830	216,352,423	216,352,423	79,590,780	215,855,577	215,855,577

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	1,740	1,829	263	93,718	7,282	1,046
Research and development expenses	5,381	6,418	922	14,476	23,564	3,385
Selling and marketing expenses	3,132	2,263	325	8,417	12,322	1,770

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	60,240	92,596	13,300	80,310	311,069	44,682
Share-based compensation expenses	10,253	10,510	1,510	116,611	43,168	6,201

Non-GAAP operating income	70,493	103,106	14,810	196,921	354,237	50,883

Net income	54,894	90,238	12,961	65,350	293,830	42,206
Share-based compensation expenses	10,253	10,510	1,510	116,611	43,168	6,201

Non-GAAP net income	65,147	100,748	14,471	181,961	336,998	48,407

Net income attributable to the Company	54,901	89,698	12,883	65,358	292,170	41,968
Share-based compensation expenses	10,253	10,510	1,510	116,611	43,168	6,201

Non-GAAP net income attributable to the Company	65,154	100,208	14,393	181,969	335,338	48,169

Net income attributable to ordinary shareholders	54,901	89,698	12,883	50,544	292,170	41,968
Share-based compensation expenses	10,253	10,510	1,510	116,611	43,168	6,201

Non-GAAP net income attributable to ordinary shareholders	65,154	100,208	14,393	167,155	335,338	48,169

Non-GAAP net income per ADS
—Basic	0.93	1.44	0.21	6.99	4.83	0.69
—Diluted	0.90	1.39	0.20	6.30	4.66	0.67

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	69,266,667	69,644,780	69,644,780	23,923,678	69,385,502	69,385,502
—Diluted	72,122,943	72,117,474	72,117,474	26,530,260	71,951,859	71,951,859

Non-GAAP net income per ordinary share
—Basic	0.31	0.48	0.07	2.33	1.61	0.23
—Diluted	0.30	0.46	0.07	2.10	1.55	0.22

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
—Basic	207,800,000	208,934,340	208,934,340	71,771,033	208,156,507	208,156,507
—Diluted	216,368,830	216,352,423	216,352,423	79,590,780	215,855,577	215,855,577

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.